Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

The following documents were distributed on January 13, 2015 by a subsidiary of Integrys Energy Group, Inc.:  (1) an email from the president of Wisconsin Public Service Corp. (“WPS”) to employees at the local WPS site affected, (2) an email from the president of WPS to all WPS employees and (3) a document posted to the transaction site on the Integrys intranet.

Email to M & M Employees

From: Chuck Cloninger

Subject:  Wisconsin Energy Announcement - MI Electric Reliability Agreement

Michigan Governor Rick Snyder and Wisconsin Energy announced today that a settlement has been reached to address electric reliability and affordability concerns in the UP.  The agreement is the outcome of conversations over the last several months between Wisconsin Energy and senior staff in the offices of Gov. Snyder, the Michigan Attorney General, Cliffs Natural Resources, Inc. (owner of the Empire and Tilden mines in the UP), and other parties. The parties involved felt that a “global solution” was needed regardless of the merger transaction; however the merger announcement accelerated the conversations.  The settlement agreement resolves objections raised by the parties in the merger proceedings and they have agreed to refrain from opposing the merger.

The settlement includes the following elements:

●
Presque Isle Power Plant (PIPP) as well as the Michigan-based electric distribution assets of We Energies and Wisconsin Public Service will be sold to Upper Peninsula Power Company (UPPCO).  The sale of the WPS electric distribution assets is contingent upon the close of the WEC/TEG merger transaction, which is anticipated in the last half of 2015. If the merger transaction does not close, the WPS assets would not be sold.  WPS serves fewer than 10,000 customers in Michigan. The gas distribution and hydro assets are not included in the sale to UPPCO.

●
The existing system support resource (SSR) agreement with the Midcontinent Independent System Operator (MISO) for the output of PIPP will be terminated as soon as possible after PIPP is transferred to UPPCO.

●	The Empire and Tilden mines will enter into a long-term contract to purchase electric power from UPPCO.

I understand that you will be most interested in the impact of this agreement on you and the work that you perform.  Many of the details of the agreement will be worked out in the coming months.  It is too early in the process to provide any additional information at this time. Questions regarding employment and staffing requirements will be addressed as the process unfolds.

I will be visiting the M & M office on Wednesday morning, January 14 to discuss the announcement further.  I appreciate your understanding and patience as we learn more in the coming months.

Chuck Cloninger

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Email to WPS employees

From:  Chuck Cloninger

Subject:  Wisconsin Energy Announcement - MI Electric Reliability Agreement

In 2014, we saw significant, unprecedented issues, challenges and changes in the electric power landscape in the Upper Peninsula of Michigan (UP).

Michigan Governor Rick Snyder and Wisconsin Energy announced today that a settlement has been reached to address electric reliability and affordability concerns in the UP.  The agreement is the outcome of conversations over the last several months between Wisconsin Energy and senior staff in the offices of Gov. Snyder, the Michigan Attorney General, Cliffs Natural Resources, Inc. (owner of the Empire and Tilden mines in the UP), and other parties.  The parties involved felt that a “global solution” was needed regardless of the merger transaction; however the merger announcement accelerated the conversations.  The settlement agreement resolves objections raised by the parties in the merger proceedings and they have agreed to refrain from opposing the merger.

The settlement includes the following elements:

●
Presque Isle Power Plant (PIPP) as well as the Michigan-based electric distribution assets of We Energies and Wisconsin Public Service will be sold to Upper Peninsula Power Company (UPPCO).  The sale of the WPS electric distribution assets is contingent upon the close of the WEC/TEG merger transaction, which is anticipated in the last half of 2015. If the merger transaction does not close, the WPS assets would not be sold.  WPS serves less than 10,000 electric retail customers in Michigan. The gas distribution and hydro assets are not included in the sale to UPPCO.

●
The existing system support resource (SSR) agreement with the Midcontinent Independent System Operator (MISO) for the output of PIPP will be terminated as soon as possible after PIPP is transferred to UPPCO.

●	The Empire and Tilden mines will enter into a long-term contract to purchase electric power from UPPCO.

Many of the details of the agreement will be worked out in the coming months.  It is too early in the process to provide any additional information at this time. Questions regarding employment and staffing requirements will be addressed as the process unfolds.

I appreciate your understanding and patience as we learn more in the coming months.

Chuck Cloninger

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Wisconsin Energy Michigan Electric Reliability Announcement

Posted on WEC/TEG Transaction Site on PowerNet.

Headline: WEC Michigan settlement involves WPS Michigan electric operations

In 2014, we saw significant, unprecedented issues, challenges and changes in the electric power landscape in the Upper Peninsula of Michigan (UP).

Today, Michigan Governor Rick Snyder and Wisconsin Energy announced that a settlement has been reached to address electric reliability and affordability concerns in the UP.  The agreement is the outcome of conversations over the last several months between Wisconsin Energy and senior staff in the offices of Gov. Rick Snyder, the Michigan Attorney General, Cliffs Natural Resources, Inc. (owner of the Empire and Tilden mines in the UP), and other parties. The parties involved felt that a “global solution” was needed regardless of the merger transaction; however the merger announcement accelerated the conversations.  The settlement agreement resolves objections raised by the parties in the merger proceedings and they have agreed to refrain from opposing the merger.

The settlement includes the following elements:

●
Presque Isle Power Plant (PIPP) as well as the Michigan-based electric distribution assets of We Energies and Wisconsin Public Service will be sold to Upper Peninsula Power Company (UPPCO).  The sale of the WPS electric distribution assets is contingent upon the close of the WEC/TEG merger transaction, which is anticipated in the last half of 2015. If the merger transaction does not close, the WPS assets would not be sold.  WPS serves fewer than 10,000 electric retail customers in Michigan. The gas distribution and hydro assets are not included in the sale to UPPCO.

●
The existing system support resource (SSR) agreement with the Midcontinent Independent System Operator (MISO) for the output of PIPP will be terminated as soon as possible after PIPP is transferred to UPPCO.

●	The Empire and Tilden mines will enter into a long-term contract to purchase electric power from UPPCO.

Many of the details of the agreement will be worked out in the coming months.  It is too early in the process to provide any additional information at this time. Questions regarding employment and staffing requirements will be addressed as the process unfolds.

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.